November 14, 2017

Ms. Cecilia Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:    Newpark Resources, Inc.
10-K for Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-02960

Dear Ms. Blye:

This is to acknowledge receipt of your letter to Newpark Resources, Inc. dated November 6, 2017 in connection with the above referenced filing.

As requested, set forth below are the responses on behalf of Newpark Resources, Inc. (“Newpark”) to the comments received from the staff of the Securities and Exchange Commission and included in your letter. Our response repeats the comments included in your letter in italics and is followed by our response.

Comment No. 1:

You state on page 4 of the 10-K that Sonatrach accounted for 14% of your consolidated revenues in 2016. News reports state that Sonatrach has operations in Sudan. You state on page 3 of the 10-K that you provide products and services to customers in areas including Europe, the Middle East, and Africa, areas that include Sudan and Syria.

    Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: Newpark has had no known contacts (past or present) with Sudan or Syria, through any of its subsidiaries, affiliates, partners or customers, or other direct or indirect arrangements.  Further, at this time, we have no reason to anticipate any such contacts in the future. Newpark has not provided any services, products, information or technology to Sudan or Syria, directly or indirectly, and has no agreements, commercial arrangements or other contacts with the governments of these two countries or, to Newpark’s knowledge, any entities they control.

For purposes of clarity, the revenue from Sonatrach referenced in Newpark’s Annual Report on Form 10-K is related to products and services provided to Sonatrach exclusively in Algeria.

Newpark Resources, Inc. 9320 Lakeside Blvd., Suite 100, The Woodlands, Texas 77381 (281) 362-6800 FAX (281) 362-6801

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
November 14, 2017

Comment No. 2

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. - designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: As noted above, Newpark has had no known contacts (past or present) with Sudan or Syria, through any of its subsidiaries, affiliates, partners or customers, or other direct or indirect arrangements, and we have no reason to anticipate any such contacts in the future. Further, Newpark has not provided any services, products, information or technology to Sudan or Syria, directly or indirectly, and have no agreements, commercial arrangements or other contacts with the governments of these two countries or, to Newpark’s knowledge, any entities they control.  As such, we do not have any revenues, assets or liabilities associated with Sudan or Syria. In addition, we do not believe there are any related qualitative factors regarding this issue that an investor would consider material in making an investment decision. Nor do we believe that any divestment or similar initiatives associated with companies that do business with U.S.-designated state sponsors of terrorism would have any impact on Newpark. Similarly, we do not believe there is any potential for impact on investor sentiment in this regard.

We trust the foregoing adequately responds to your comments, but please contact me if you have any questions regarding the foregoing.

Very truly yours,

/s/ Mark J. Airola
Mark J. Airola
Sr. Vice President, General Counsel and Chief Administrative Officer
MJA/cm

cc:     Gregg Piontek
Vice President and Chief Financial Officer
Newpark Resources, Inc.

Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission